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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ___________________________

              AMENDMENT NO.3 -- FINAL AMENDMENT TO SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              ___________________
                            DART GROUP CORPORATION
                           (NAME OF SUBJECT COMPANY)
                          ___________________________

                             DGC ACQUISITION, INC.
                            RICHFOOD HOLDINGS, INC.
                                   (BIDDERS)
                          ___________________________

                         COMMON STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)
                          __________________________

                                   237415104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           _________________________

                                JOHN E. STOKELY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            RICHFOOD HOLDINGS, INC.
                           4860 COX ROAD, SUITE 300
                          GLEN ALLEN, VIRGINIA 23060
                                (804) 915-6000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                     COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                            GARY E. THOMPSON, ESQ.
                               HUNTON & WILLIAMS
                         RIVERFRONT PLAZA, EAST TOWER
                             951 EAST BYRD STREET
                        RICHMOND, VIRGINIA  23219-4074
                                (804) 788-8200
                         ____________________________


                                 MAY 12, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               PAGE 1 OF 6 PAGES
                     (EXHIBIT INDEX IS LOCATED ON PAGE 6)


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                                  14D-1/A/13D

CUSIP NO. 237415104                                    PAGE 2 OF 6 PAGES

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
     Richfood Holdings, Inc.
     541438602

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [_]
                                                                      (B) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,180,503

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES                                                               [_]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     95.9%

10.  TYPE OF REPORTING PERSON
     HC
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                                  14D-1/A/13D

CUSIP NO. 237415104                                    PAGE 3 OF 6 PAGES

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
     DGC Acquisition, Inc.
     Applied for.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [_]
                                                                      (B) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,180,503

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                       [_]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     95.9%

10.  TYPE OF REPORTING PERSON
     CO
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          This Amendment No. 3 to Schedule 14D-1 supplements and amends the
Tender Offer Statement on Schedule 14D-1, originally filed on April 15, 1998, as amended (the "Schedule 14D-1"), by DGC Acquisition, Inc., a Delaware corporation ("Purchaser"), and Richfood Holdings, Inc., a Virginia corporation ("Parent"). The Schedule 14D-1 relates to the tender offer by Purchaser to purchase all of the outstanding common stock, par value $1.00 per share (the "Shares"), of Dart Group Corporation, a Delaware corporation (the "Company"), at a price of $160.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1998, and in the related Letter of Transmittal (which, together with any amendments hereto or thereto, constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 3 constitutes the final amendment to the Schedule 14D-1.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          Item 6 is hereby amended and supplemented by adding thereto the following:

          The Offer expired at 12:00 midnight, New York City time, on May 12, 1998. On May 13, 1998, pursuant to the Offer and based upon a preliminary report from the depositary, the Purchaser accepted for payment 1,180,503 Shares (including 8,843 Shares tendered by guaranteed delivery), which represents approximately 95.9% of the Shares currently outstanding.

          A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered and not withdrawn Shares is attached hereto as Exhibit (a)(12) and is incorporated hereby by reference in its entirety.

ITEM 10.  ADDITIONAL INFORMATION.

          Item 10 is hereby amended and supplemented by adding thereto the following:

          The Offer terminated at 12:00 Midnight, New York City time, on May 12, 1998.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by adding thereto the following:

          (a)(12), Press Release, dated May 13, 1998, as issued by Parent.

                                       4
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                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1998

                                        RICHFOOD HOLDINGS, INC.


                                        By:  /s/ John C. Belknap
                                             ---------------------
                                             Name:  John C. Belknap
                                             Title: Executive Vice President,
                                                    Cheif Financial Officer
                                                    & Secretary

                                        DGC ACQUISITION, INC.

                                        By:  /s/ John C. Belknap
                                             ---------------------
                                             Name:  John C. Belknap
                                             Title: Executive Vice President,
                                                    Cheif Financial Officer
                                                    & Secretary

                                       5
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                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
--------       -----------

(a)(12)        Press Release, dated May 13, 1998, issued by Parent

                                       6